FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Signatures

(1)	Press Release, “Oral argument heard for Dr. Reddy’s Amlodipine Maleate Case Court indicates intention to issue opinion on December 17, 2002,” December 12, 2002.
(2)	Press Release, “Court determines Pfizer’s patent term extension does not extend to Dr. Reddy’s Amlodipine Maleate product,” December 17, 2002.
(3)	Press Release, Dr. Reddy’s wins national award for excellence in corporate governance,” December 31, 2002.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 373 1946
Fax: 91 40 373 1955
www.drreddys.com

Oral argument heard for Dr. Reddy’s Amlodipine Maleate Case Court indicates intention to issue opinion on December 17, 2002

Hyderabad, India, December 12, 2002:

Dr. Reddy’s Laboratories announced that the oral argument of its motion to dismiss Pfizer’s complaint in the Amlodipine Maleate case was heard on December 11, 2002 in the United States District Court for the District of New Jersey. The Court announced no decision but indicated that it intended to issue an opinion on December 17th, 2002 at 4:00 PM EST.

Background Information on the litigation:

Dr. Reddy’s filed a New Drug Application (NDA) for Amlodipine Maleate under Section 505 (b) (2) of the Federal Food, Drug and Cosmetic Act in December 2001. The Company had filed a Paragraph IV Certification on the two Orange Book patents listed for Pfizer’s Norvasc — the ‘909 and ‘303 patents.

On June 17, 2002, Pfizer notified Dr. Reddy’s that it had filed a suit in the Federal Court in New Jersey on one of the two Orange Book patents, the ‘909 patent. Pfizer did not file a suit on the second patent. Subsequently, Dr Reddy’s filed a motion to dismiss Pfizer’s complaint, the argument for which was heard on December 11, 2002.

In October 2002, the U.S. Food and Drug Administration (FDA) had determined the NDA submitted by the Company for Amlodipine Maleate as “Approvable”. Final approval of the NDA is contingent upon the successful completion of ongoing discussions with the FDA regarding issues relating to specific chemistry manufacturing controls and product labeling. Final approval is also contingent upon a successful outcome in the patent term extension litigation with Pfizer.

Amlodipine Besylate is the generic version of Pfizer’s Norvasc® and is indicated for the treatment of hypertension and angina.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research program of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-55511725.

Investors and Financial Analysts:

US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880 Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 373 1946
Fax: 91 40 373 1955
www.drreddys.com

Court determines Pfizer’s patent term extension does not extend to Dr. Reddy’s
Amlodipine Maleate product

New Jersey, USA, December 17, 2002 and Hyderabad, India, December 18, 2002- Dr. Reddy’s Laboratories (NYSE: RDY) announced today that the United States District Court for the District of New Jersey on December 17, 2002 had dismissed Pfizer’s complaint on the grounds that the patent term extension does not cover Dr. Reddy’s amlodipine maleate product.

The Company expects to launch the product in August 2003, upon expiration of Pfizer’s pediatric exclusivity and receipt of a final USFDA approval for the Company’s NDA.

Mr. G V Prasad, CEO of Dr. Reddy’s said, “The favorable court ruling represents a significant milestone in the execution of our US specialty business strategy. Our key priority is to create an exciting and sustainable pipeline of specialty products and the commercial front end to take these products to market. The specialty business will be a vital link in our transition from an emerging global pharmaceutical to a discovery-led global pharmaceutical company.”

Background information on the litigation:

Dr. Reddy’s filed a New Drug Application (NDA) for amlodipine maleate under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act in December 2001. The Company had filed a Paragraph IV Certification on the two Orange Book patents listed for Pfizer’s Norvasc® — the ‘909 and ‘303 patents.

On June 17, 2002, Pfizer notified Dr. Reddy’s that it had filed a suit in the Federal Court in New Jersey on one of the two Orange Book patents, the ‘909 patent. Pfizer did not file a suit on the second patent. Subsequently, Dr Reddy’s filed a motion to dismiss Pfizer’s complaint, which was decided on December 17, 2002.

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In October 2002, the U.S. Food and Drug Administration (FDA) had determined the NDA submitted by the Company for Amlodipine Maleate as “Approvable”. Final approval of the NDA is contingent upon the successful completion of ongoing discussions with the FDA regarding issues relating to specific chemistry manufacturing controls and product labeling.

Pfizer’s Norvasc® (amlodipine besylate) is indicated for the treatment of hypertension and angina.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research program of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information -

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-55511725.

Investors and Financial Analysts:

US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880
Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

— end —

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 373 1946
Fax: 91 40 373 1955
www.drreddys.com

Dr. Reddy’s wins national award for excellence in corporate governance

Hyderabad, India, December 31, 2002:

Dr. Reddy’s Laboratories, an emerging global pharmaceutical company, was today awarded the “ICSI National Award for Excellence in Corporate Governance” for the year 2002. The award carries a citation and a trophy.

Mr. VS Vasudevan, Chief Financial Officer, Dr. Reddy’s, received the trophy from His Excellency Shri Bhairon Singh Shekhawat, Vice President of India, at a glittering ceremony held at Vigyan Bhavan in New Delhi. Mr. Santosh Kumar Nair, Company Secretary, Dr. Reddy’s, was also felicitated on the occasion.

Speaking on the occasion, Mr. Vasudevan said, “We thank ICSI for this recognition. The Company has always been committed to creating and sustaining shareholder value through good corporate governance practices. We will unstintingly pursue this journey of excellence and are committed to setting benchmarks for the industry.”

The Institute of Company Secretaries of India instituted the award last year. The award selection was conducted by a 15-member jury headed by Shri MN Venkatachaliah, former Chief Justice of India. The jury members included eminent industry leaders and distinguished members of statutory bodies such as Securities Exchange Board of India (SEBI) and Department of Company Affairs (DCA). The award is based on performance in areas such as Board independence, Board systems and procedures, transparency and disclosures, investor relations, services and compliances, shareholder’s value enhancement and claims and social responsibility.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Bhaswati Banerjee at banerjeeb@drreddys.com or on +91-40-55511600.

Investors and Financial Analysts:

US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880

Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: January 8, 2003	By:	/s/ Santosh Kumar Nair

(Signature)* Santosh Kumar Nair Company Secretary

*	Print the name and title of the signing officer under his signature.